Dominari Securities LLC

725 Fifth Avenue, 23rd Floor

New York, NY 10022

December 27, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi Regan / Brigitte Lippmann

Re:	Skyline Builders Group Holding Limited. Registration Statement on Form F-1 Filed December 18, 2024, as amended File No. 333-282720 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Regan and Ms. Lippmann,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Dominari Securities LLC, as representative of the underwriters of the offering, hereby joins the request of Skyline Builders Group Holding Limited that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that it may become effective at 4:30 pm., Eastern Time, on December 31, 2024, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

DOMINARI SECURITIES LLC

By:	/s/ Eric Newman
Name:	Eric Newman
Title:	Global Head of Investment Banking

cc:	Loeb & Loeb LLP
Sichenzia Ross Ference Carmel LLP